OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Hillard, Steven C. (Last) (First) (Middle)		CIB Marine Bancshares, Inc. (not listed)

	1310 Cross Creek Road (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			9/23/2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Mahomet, IL 61853-3724 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock				9/23/02		M			17,250	A	4.95				D

	Common Stock				9/23/02		M			3,000	A	8.50				D

	Common Stock				9/23/02		M			1,950	A	10.87				D

	Common Stock				9/23/02		M			12,000	A	13.07				D

	Common Stock				9/23/02		M			3,300	A	16.23		165,030		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Employee Stock Option (right to buy)(1)		$4.95		9/23/2002				M				17,250

	Employee Stock Option (right to buy)(2)		$8.50		9/23/2002				M				3,000

	Director Stock Option (right to buy)(3)		$10.87		9/23/2002				M				1,950

	Director Stock Option (right to buy)(4)		$13.07		9/23/2002				M				12,000

	Director Stock Option (right to buy)(5)		$16.23		9/23/2002				M				3,330

	Director Stock Option (right to buy)(6)		$18.40

	Director Stock Option (right to buy)(7)		$22.89

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(1)	6/30/03		Common Stock	17,250				0		D

	(2)	1/1/05		Common Stock	3,000				0		D

	(3)	4/25/06		Common Stock	1,950				0		D

	(4)	2/25/08		Common Stock	12,000				3,000		D

	(5)	7/29/09		Common Stock	3,330				2,220		D

	(6)	7/27/10		Common Stock	7,500				7,500		D

	(7)	11/29/01		Common Stock	5,000				5,000		D

Explanation of Responses:

(1) The employee stock option plan vests in five equal annual installments, which began on June 30, 1994.

(2) The employee stock option plan vests in five equal annual installments, which began on January 1, 1996.

(3) The director stock option plan vests in five equal annual installments, which began on April 25, 1997.

(4) The director stock option plan vests in five equal annual installments, which began on February 25, 1999.

(5) The director stock option plan vests in five equal annual installments, which began on July 29, 2000.

(6) The director stock option plan vests in five equal annual installments, which began on July 27, 2001.

(7) The director stock option plan vests in five equal annual installments beginning on November 29, 2002.

/s/ Steven C. Hillard	9/25/2002
Steven C. Hillard **Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.